Filed by Frontier Group Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spirit Airlines, Inc.

SEC File No.: 001-35186

Date: February 7, 2022

The following transcript of a video sent to employees of Frontier Group Holdings, Inc. (“Frontier”) is being filed in connection with the proposed business combination of Spirit Airlines, Inc. (“Spirit”) and Frontier:

Barry L. Biffle - Frontier Group Holdings, Inc.—CEO, President & Director

Hello, everyone. As you can tell, I’m not in Colorado. That’s actually Times Square right down there and I am on top of the Nasdaq building. I’ll get to why I’m here in New York in just a moment, but a quick trip down memory lane. You know, eight years ago, most everybody who watches our industry considered Frontier a failure and [had] written us off.

Fortunately, Bill Franke and our friends at Indigo Partners saw the potential in the company and they put together the management team that helped transform the airline and I’m extremely proud to be a part of that and I’m proud of our employees that have worked so hard to make that happen. And that formed one of the most successful airlines in the world.

And then two years ago, COVID-19 happened. Changed everything about our industry. But I told all of you, you may remember, that we would survive and we would thrive. And thanks to everybody’s hard work and dedication, we were able to IPO the company downstairs here at the Nasdaq, last year on April first. And we’re here today to talk about the next exciting phase of Frontier. You see, we’re going to combine with Spirit Airlines to form the most competitive ultra-low fare airline in the Americas.

So, you might ask why we might actually do something like this. And I’m pleased to announce that I’m here with Jimmy Dempsey, our CFO, and Howard Diamond, our General Counsel, who have been working really, really hard these last couple weeks to make this transaction possible along with so many other folks on both sides, with both companies, as well as our friends at Indigo. And so I’m going to let Jimmy and Howard tell you a lot of the reasons why this makes so much sense.

Jimmy?

James G. Dempsey - Frontier Group Holdings, Inc.—CFO & Executive VP

Thanks, Barry, and hi to everybody. The reason to do this is simple: everybody wins. The combined airline wins with more stable careers and growth of over ten thousand direct jobs and thousands more at our business partners. Consumers win with over $1 billion in savings through even more ultra-low fares to more places, with greater reliability. Howard, over to you.

Howard Diamond - Frontier Group Holdings, Inc. – General Counsel

Thanks, Jimmy. Our shareholders win with five hundred million in synergies, allowing more people access to our ultra-low fares. And the planet wins with America’s Greenest Airline finally providing true nationwide, sustainable travel options. Back to you, Barry.

Barry L. Biffle - Frontier Group Holdings, Inc.—CEO, President & Director

So, thank you gentleman. So, look, it’s an exciting day and, you know, the combined entity will have over a thousand flights a day, flying to one hundred and forty five destinations in nineteen countries. So, what’s next? Well, we have to work with Spirit in order to get the transaction approved, and we expect that to take until the second half of the year.

And things like branding, our headquarters location and the management team, that will be decided and announced at a later time. In the meantime, we remain separate, independent companies. And so what does this mean for you? We need to keep delivering Low Fares Done Right and that’s going to make sure that we continue to succeed in any environment. We’ll keep you posted with the updates on the transaction as it progresses so watch your email.

In the meantime, I want to thank everybody again for all your hard work and dedication. I’m so proud of everybody, so excited for everybody’s career and what it means with this transaction. And so watch your email and we’ll get you more details and updates as they come out. Thanks, everyone. We’ll talk soon.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information Will be Filed with the SEC

Frontier will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 in connection with the proposed transaction, including a definitive Information Statement/Prospectus of Frontier and a definitive Proxy Statement of Spirit. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/ INFORMATION STATEMENT/ PROSPECTUS/ PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY FRONTIER OR SPIRIT WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FRONTIER, SPIRIT, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by Frontier and Spirit through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the information statement and the proxy statement and other documents filed with the SEC by Frontier and Spirit on Frontier’s Investor Relations website at https://ir.flyfrontier.com and on Spirit’s Investor Relations website at https://ir.spirit.com.

Participants in the Solicitation

Frontier and Spirit, and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the Merger Agreement. Information regarding Frontier’s directors and executive officers is contained in Frontier’s final prospectus filed with the SEC pursuant to Rule 424(b), which was filed with the SEC on April 2, 2021, and in Frontier’s Current Report on Form 8-K, dated July 16, 2021, as amended. Information regarding Spirit’s directors and executive officers is contained in Spirit’s definitive proxy statement, which was filed with the SEC on March 31, 2021.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this communication, including statements concerning Frontier, Spirit, the proposed transactions and other matters, should be considered forward-looking within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Frontier’s and Spirit’s current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to Frontier’s and Spirit’s operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward looking statements. Words such as “expects,” “will,” “plans,” “intends,” “anticipates,” “indicates,” “remains,” “believes,” “estimates,” “forecast,” “guidance,” “outlook,” “goals,” “targets” and other similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed, or assured. All forward-looking statements in this communication are based upon information available to Frontier and Spirit on the date of this communication. Frontier and Spirit undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law.

Actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; failure to obtain applicable regulatory or Spirit stockholder approval in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure of the parties to consummate the transaction; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; demand for the combined company’s services; the growth, change and competitive landscape of the markets in which the combined company participates; expected seasonality trends; diversion of managements’ attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; risks related to investor and rating agency perceptions of each of the parties and their respective business, operations, financial condition and the industry in which they operate; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; that Frontier’s cash and cash equivalents balances, together with the availability under certain credit facilities made available to Frontier and certain of its subsidiaries under its existing credit agreements, will be sufficient to fund Frontier’s operations including capital expenditures over the next 12 months; Frontier’s expectation that based on the information presently known to management, the potential liability related to Frontier’s current litigation will not have a material adverse effect on its financial condition, cash flows or results of operations; that the COVID-19 pandemic will continue to impact the businesses of the companies; ongoing and increase in costs related to IT network security; and other risks and uncertainties set forth from time to time under the sections captioned “Risk Factors” in Frontier’s and Spirit’s reports and other documents filed with the SEC from time to time, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

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